UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Rockport Healthcare Group, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
773816 10 3 (CUSIP Number)
Harry M. Neer 50 Briar Hollow Lane, Suite 515W Houston, TX 77027 (713) 621-9424 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 12, 1997 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 773816 10 3

1.	Names of Reporting Persons. Harry M. Neer I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,096,755

	8.	Shared Voting Power 0

	9.	Sole Dipositive Power 1,096,755

	10.	Shared Dipositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,096,755

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

          This statement on Schedule 13D relates to the common stock (the "Issuer Common Stock"), of Rockport Healthcare Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 50 Briar Hollow Lane, Suite 515W, Houston, Texas 77027.

Item 2. Identity and Background.

(a)	Name: The name of the person filing this statement is Harry M. Neer ("Neer").

(b)	Residence or business address: The business address of Neer is 50 Briar Hollow Lane, Suite 515W, Houston, Texas 77027.

(c)	Present Principal Occupation or Employment: Neer's current principal occupation is as Chief Executive Officer, President, and Director of the Issuer.

(d)	Criminal Conviction: During the past five years Neer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Court or Administrative Proceedings:  In June 2001, Neer reached a settlement with the Securities and Exchange Commission ("SEC"), without admitting or denying the allegations, concerning alleged violations of the securities laws in connection with certain press releases issued in August and September of 1999. The SEC contended that Neer, the Issuer, and another officer violated Section 10(b) and Rule 10b-5 of the Exchange Act by issuing, drafting, reviewing or failing to correct false or misleading press releases. The parties have agreed to cease and desist from committing or causing any violation and any future violation of Section 10(b) and Rule 10b-5 of the Exchange Act.

(f)	Citizenship: Neer is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration:

          In December 1997, pursuant to an Agreement and Plan of Reorganization the Issuer acquired all of the capitol stock of The Rockport Group of Texas, Inc., a Nevada Corporation ("Rockport-Texas"), for 2,940,928 shares of Issuer Common Stock, of which Neer received 980,310 shares of Issuer Common Stock. Since such time, Neer has made certain advances of operating capital to the Issuer, which have been converted into Issuer Common Stock and has otherwise purchased additional shares of Issuer Common Stock (or securities convertible into Issuer Common Stock) for cash. Neer has also provided services to the Issuer for which he received Issuer Common Stock.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         At the present time Neer has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer.

(a)	Neer is the beneficial owner of a total of 1,096,755 shares of Issuer Common Stock or 8.3%.

(b)	Neer has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all of the shares of Issuer Common Stock beneficially owned.

(c)	Neer has not effected any transactions in the Issuer Common Stock during the past sixty days.

(d)	Not Applicable

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Not Applicable
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Item 7. Material to be Filed as Exhibits. Not Applicable

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2001
By:	/s/ Harry M. Neer Harry M. Neer

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